CPI AEROSTRUCTURES, INC. 10-K/A

EXHIBIT 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of CPI Aerostructures, Inc. (the “Company”, “we”, “our” or similar terms) is based upon the Company’s amended and restated certificate of incorporation (“Charter”), the Company’s bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Charter and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Charter and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Stock

Pursuant to our Charter, our authorized capital stock consists of 55,000,000 shares, of which 50,000,000 is voting Common Stock, $0.0001 par value per share, and 5,000,000 is Preferred Stock, $0.001 par value per share.

Common Stock

Authorization. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable.

Listing. The Company’s common stock is traded on the NYSE American exchange under the ticker symbol “CVU.”

Voting Rights. Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders.

Preemptive Rights, Etc. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that upon the consummation of our initial business combination, subject to the limitations described herein, we will provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account.

Preferred Stock

Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series. Our board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects.

We currently have no preferred stock issued or outstanding.

Provisions of New York Law and Our Charter and Bylaws

Certain provisions of New York law and of our Charter and Bylaws could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. The provisions described below, and the board of directors’ right to issue shares of our preferred stock from time to time in one or more classes or series without shareholder approval, as described above, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that these provisions help to protect our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because our ability to negotiate with the proponent could result in an improvement of the terms of the proposal.

Classified Board of Directors. Our board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Nominations for our board of directors may be made by our board or, in certain situations, by any holder of common stock. A shareholder entitled to vote for the election of directors may nominate a person for election as director only if the shareholder provides written notice of his nomination to our secretary not later than 120 days in advance of the same day and month that our proxy statement was released to shareholders in connection with the previous year’s annual meeting of shareholders or, if no annual meeting was held in the previous year, then by the end of the fiscal year to which the annual meeting in which the nomination will be made relates to.

Stockholder Meetings. A special meeting of our shareholders may be called only by our board of directors or our chairman of the board, if one has been elected, or our president. Any action required or permitted to be taken by a vote of our shareholders may be taken without a meeting by written consent, except that such written consent must be signed by the holders of all of the shares entitled to vote thereon.

New York anti-takeover law. We are subject to certain “business combination” provisions of Section 912 of the NYBCL and expect to continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Exchange Act. Section 912 provides, with certain exceptions, that a New York corporation may not engage in a “business combination” (e.g., merger, consolidation, recapitalization or disposition of stock) with any “interested shareholder” for a period of five years from the date that such person first became an interested shareholder unless the business combination or the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder. No New York corporation may engage at any time in any business combination with an interested shareholder other than (i) a business combination that is approved by the board of directors of the corporation prior to that person becoming an interested shareholder, or where the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (ii) a business combination that is approved by a majority of the outstanding stock not held by the interested shareholder or an affiliate of the interested shareholder at a meeting called no earlier than five years after the interested shareholder’s stock acquisition date; or (iii) the business combination that meets certain valuation requirements for the consideration paid. An “interested shareholder” is defined as any person who (a) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or (b) is an affiliate or associate of a corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. The “stock acquisition date,” with respect to any person and any New York corporation, means the date that such person first becomes an interested shareholder of such corporation.